Exhibit 12.1
STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,
(In thousands, except ratios)	2014	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$57,984	$218,301	$209,215	$174,584	$79,252	$7,769
Add:
Amortization of capitalized interest	61	60	43	38	36	35
Fixed charges, net of capitalized interest	242	428	1,179	1,403	1,749	1,966
Income before income taxes and fixed charges, net	$58,287	$218,789	$210,437	$176,025	$81,037	$9,770
Fixed Charges:
Total interest expense	$190	$213	$946	$1,141	$1,508	$1,695
Capitalized interest	33	524	142	46	18	75
Interest factor in rents	52	245	233	262	241	271
Total fixed charges	$275	$982	$1,321	$1,449	$1,767	$2,041
Ratio of earnings to fixed charges	212.0x	222.8x	159.3x	121.5x	45.9x	4.8x